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                                                                  EXHIBIT (a)(5)

To: Pervasive Employees

As you know, the Board has approved the Pervasive Employee Stock Option Exchange Program. This voluntary program allows Pervasive employees who are not members of our Board of Directors or executive officers to cancel existing options and exchange them for new options that will be granted no earlier than six months and one day from the date of cancellation. The new grant(s) will have two year vesting schedule(s), except for exchanged options originally granted on June 20, 2001, which will have a four year vesting schedule.

We have attached to this e-mail information about the program. Please read the information provided and consider your decision carefully.

If you wish to participate in this program, your Letter of Transmittal must be received by Sheila Langehennig by 5:00 p.m. Central Time on August 27, 2001. See instruction on the Letter of Transmittal included in the attachment to this e-mail. If you have questions after reading the Offer to Exchange, the FAQ and the Letter of Transmittal, please contact Sheila Langehennig at extension 6019.

Thank you,


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